FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

NEW SOUTH WALES TREASURY CORPORATION

(registrant)

THE CROWN IN RIGHT OF NEW SOUTH WALES

(co-registrant)

(Names of Registrants)

Date of end of last fiscal year:

June 30, 2012

SECURITIES REGISTERED

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A(1)

(1)	This Form 18-K is being filed voluntarily by the registrant and co-registrant.

Names and address of persons authorized to receive notices and communications of behalf of the Registrants from the Securities and Exchange Commission:

Philip Gaetjens Secretary of the Treasury New South Wales Treasury Level 27, Governor Macquarie Tower 1 Farrer Place Sydney NSW 2000 Australia	Stephen Knight Chief Executive New South Wales Treasury Corporation Level 22, Governor Phillip Tower 1 Farrer Place Sydney NSW 2000 Australia

THE REGISTRANT

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

No such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

No such provisions.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

No such failure.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under paragraph (a), but under paragraph (b) of this item.)

The internal funded debt of the registrant as of June 30, 2012, totaled A$56,330 million. This represents all of the Registrant’s fixed and floating indebtedness issued within Australia.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

As of June 30, 2012 the external funded debt of the registrant, excluding the net value of currency swaps and forwards contracts, was A$5,639 million.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

See Exhibit (d).

4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

None.

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government, by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

None.

(3)	Total amount otherwise outstanding.

None.

(b)	If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

As of June 30, 2012, the registrant had no internal floating indebtedness.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

As of June 30, 2012, the registrant had A$723 million external floating indebtedness.

6.	Statements of the receipts, classified by source, and the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to the registrant’s Financial Statements and the notes thereto contained in the Consolidated Financial Statements of the registrant for the fiscal year ended June 30, 2012 filed herewith as Exhibit (c)(i).

7.	(a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

The Australian dollar is convertible into U.S dollars at freely floating rates. However, the Charter of the United Nations (Dealing with Assets) Regulation 2008 under the Charter of the United Nations Act 1945 (Cth), the Autonomous Sanctions Regulations 2011 (Cth) (“Sanction Regulation” under the Autonomous Sanctions Act 2011 (Cth) , the Anti-Money Laundering and Counter Terrorism Financing Regulations 2008 (“AML/CTF Regulation”) under the Anti- Money Laundering and Counter-Terrorism Financing Act 2006 (Cth), and other acts and regulations in Australia restrict or prohibit payments, transactions and dealings with assets having a prescribed connection with certain countries or named individuals or entities subject to international sanctions or associated with terrorism or money laundering.

The written approval of the Australian Minister for Foreign Affairs is required for transactions involving the control or ownership of assets by persons or entities linked to terrorist activities and designated by the United Nations and the Commonwealth of Australia under the Charter of the United Nations (Anti-Terrorism - Persons and Entities) List, or the giving of funds, financial assets or other economic resources to such designated persons or entities. A list of designated persons is published from time to time in the Commonwealth Government Gazette. This includes individuals or entities linked with the former Iraqi regime, Al Qa’ida, Jemmah Islamiyah, the Taliban, Usama bin Laden and other terrorist organizations. Transactions involving persons or entities published in the Gazette without the permission of the Minister are a criminal offense.

Under the Sanction Regulation, the written approval of the Australian Minister for Foreign Affairs is required in relation to certain transactions involving designated persons and entities which are subject to autonomous sanctions in the form of financial and trade restrictions under the Sanction Regulation. The Australian Department of Foreign Affairs and Trade (“DFAT”) publishes a list of the designated persons and entities that are subject to autonomous sanctions under the Sanction Regulation, and variations in the restrictions on those persons and entities. The list is published from time to time in the Commonwealth Government Gazette and through media releases published on its website.

The AML/CTF Regulation prohibits the provision of certain designated services to or for parties in Iran where the value of the money or property involved in the transaction is greater than or equal to A$20,000. A person may, however, apply for an exemption from this prohibition in certain circumstances.

DFAT maintains a consolidated list of all persons and entities to which the Charter of the United Nations Act 1945 and the Autonomous Sanctions Act 2011 and Sanction Regulation currently apply. This list is available to the public at the DFAT website at http://dfat.gov.au/icat/regulation8_consolidated.xls. This website is not intended to be incorporated by reference into this Registration Statement.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect on any such action, not previously reported.

Not applicable.

8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of the registrant for each year ended since the close of the latest year for which information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Not applicable.

THE CO-REGISTRANT

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

No such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

No such provisions.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

No such failures.

2.	A statement as of the close of the last fiscal year of the co-registrant giving the total outstanding of:

(a)	Internal funded debt of the co-registrant. (Total to be stated in the currency of the co-registrant. If any internal funded debt is payable in a foreign currency it should not be included under paragraph (a), but under paragraph (b) of this item.)

As of June 30, 2012, the co-registrant had no direct internal funded debt.

(b)	External funded debt of the co-registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

As of June 30, 2012, the co-registrant had no external funded debt other than the debt it guarantees, which is described in 2(b) of the Registrant’s statement.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the co-registrant outstanding as of the close of the last fiscal year of the co-registrant.

Reference is made to listings of the debt outstanding to the Commonwealth and outstanding debt of other entities guaranteed by the co-registrant contained in the statement of the co-registrant’s outstanding debt to the Commonwealth as of June 30, 2012 and its contingent liability as guarantor of the outstanding debt of other entities as of the end of the last five fiscal years attached as Exhibit (e).

4.	(a) As to each issue of securities of the co-registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the co-registrant.

Not applicable.

(2)	Total estimated amount held by nationals of the co-registrant (or if co-registrant is other than a national government, by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Refer to 4(a)(3) of Registrant’s statement for registered securities guaranteed by Co-registrant.

(b)	If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the co-registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the co-registrant giving the estimated total of:

(a)	Internal floating indebtedness of the co-registrant. (Total to be stated in the currency of the co-registrant.)

As at June 30, 2012, the co-registrant had no internal floating indebtedness, other than the debt it guarantees, which is described in 5(a) of the Registrant’s statement.

(b)	External floating indebtedness of the co-registrant. (Total to be stated in the respective currencies in which payable.)

As at June 30, 2012, the co-registrant had no external floating indebtedness.

6.	Statements of the receipts, classified by source, and the expenditures, classified by purpose, of the co-registrant for each fiscal year of the co-registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to the co-registrant’s Financial Statements and the notes thereto filed herewith as Exhibit (c)(ii).

7.	(a) If any foreign exchange control, not previously reported, has been established by the co-registrant (or if the co-registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

The Australian dollar is convertible into U.S dollars at freely floating rates. However, the Charter of the United Nations (Dealing with Assets) Regulation 2008 under the Charter of the United Nations Act 1945 (Cth), the Autonomous Sanctions Regulations 2011 (Cth) (“Sanction Regulation” under the Autonomous Sanctions Act 2011 (Cth) , the Anti-Money Laundering and Counter Terrorism Financing Regulations 2008 (“AML/CTF Regulation”) under the Anti- Money Laundering and Counter-Terrorism Financing Act 2006 (Cth), and other acts and regulations in Australia restrict or prohibit payments, transactions and dealings with assets having a prescribed connection with certain countries or named individuals or entities subject to international sanctions or associated with terrorism or money laundering.

The written approval of the Australian Minister for Foreign Affairs is required for transactions involving the control or ownership of assets by persons or entities linked to terrorist activities and designated by the United Nations and the Commonwealth of Australia under the Charter of the United Nations (Anti-Terrorism - Persons and Entities) List, or the giving of funds, financial assets or other economic resources to such designated persons or entities. A list of designated persons is published from time to time in the Commonwealth Government Gazette. This includes individuals or entities linked with the former Iraqi regime, Al Qa’ida, Jemmah Islamiyah, the Taliban, Usama bin Laden and other terrorist organizations. Transactions involving persons or entities published in the Gazette without the permission of the Minister are a criminal offense.

Under the Sanction Regulation, the written approval of the Australian Minister for Foreign Affairs is required in relation to certain transactions involving designated persons and entities which are subject to autonomous sanctions in the form of financial and trade restrictions under the Sanction Regulation. The

Australian Department of Foreign Affairs and Trade (“DFAT”) publishes a list of the designated persons and entities that are subject to autonomous sanctions under the Sanction Regulation, and variations in the restrictions on those persons and entities. The list is published from time to time in the Commonwealth Government Gazette and through media releases published on its website.

The AML/CTF Regulation prohibits the provision of certain designated services to or for parties in Iran where the value of the money or property involved in the transaction is greater than or equal to A$20,000. A person may, however, apply for an exemption from this prohibition in certain circumstances.

DFAT maintains a consolidated list of all persons and entities to which the Charter of the United Nations Act 1945 and the Autonomous Sanctions Act 2011 and Sanction Regulation currently apply. This list is available to the public at the DFAT website at http://dfat.gov.au/icat/regulation8_consolidated.xls. This website is not intended to be incorporated by reference into this Registration Statement.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect on any such action, not previously reported.

Not applicable.

8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the co-registrant, and of any further gold stocks held by the co-registrant.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Reference is made to the co-registrant’s statements of exports of merchandise, major overseas markets and imports attached as Exhibit (f).

10.	The balance of international payments of the co-registrant for each year ended since the close of the latest year for which information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the co-registrant has published balances of international payments.)

Not applicable.

EXHIBITS

The following exhibits are filed as part of this annual report:

(a)	Copies of any amendments or modifications, other than such as have been previously filed, to all exhibits previously filed other than annual budgets. If such amendments or modifications are not in the English language, there should be furnished in addition a translation into English if the original exhibit was translated into English.

(b)	A copy of any law, decree, or administrative document outlined in answer to Item 1(b). If such law, decree, or document is not in the English language, there should be furnished in addition thereto a translation thereof into English.

(c)	A copy of the latest annual budget of the co-registrant, if not previously filed, as presented to its legislative body. This document need not be translated into English.

The registrant may file such other exhibits as it may desire, marking them so as to indicate clearly the items to which they refer.

This annual report comprises:

(1)	Pages numbered 1 to 9 consecutively.

(2)	The following exhibits:

Exhibit (a)	–	None.

Exhibit (b)	–	None.

Exhibit (c)(i)	–	Financial Statements of the registrant for the fiscal year ended June 30, 2012.

Exhibit (c)(ii)	–	Total State Sector accounts of the co-registrant for the fiscal year ended June 30, 2012.

Additional exhibits:

Exhibit (d)	–	Securities of the registrant outstanding as of June 30, 2012.

Exhibit (e)	–	Co-registrant’s outstanding debt to the Commonwealth as of June 30, 2012 and its contingent liability as guarantor of the outstanding debt of other entities as of the end of the last five fiscal years.

Exhibit (f)	–	Description of New South Wales and New South Wales Treasury Corporation.

Exhibit (g)	–	New South Wales’ 2012–13 Half-Yearly Review, dated December 20, 2012.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Sydney, Australia on December 21, 2012.

NEW SOUTH WALES TREASURY CORPORATION

By:	/s/ Stephen Knight
Name:	Stephen Knight
Title:	Chief Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Sydney, Australia on December 21, 2012.

THE CROWN IN RIGHT OF NEW SOUTH WALES

By:	/s/ Philip Gaetjens
Name:	Philip Gaetjens
Title:	Secretary of the Treasury

INDEX TO EXHIBITS

Exhibit (a)	–	None.

Exhibit (b)	–	None.

Exhibit (c)(i)	–	Financial Statements of the registrant for the fiscal year ended June 30, 2012.

Exhibit (c)(ii)	–	Total State Sector accounts of the co-registrant for the fiscal year ended June 30, 2012.

Additional exhibits:

Exhibit (d)	–	Securities of the registrant outstanding as of June 30, 2012.

Exhibit (e)	–	Co-registrant’s outstanding debt to the Commonwealth as of June 30, 2012 and its contingent liability as guarantor of the outstanding debt of other entities as of the end of the last five fiscal years.

Exhibit (f)	–	Description of New South Wales and New South Wales Treasury Corporation.

Exhibit (g)	–	New South Wales’ 2012–13 Half-Yearly Review, dated December 20, 2012.